UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Worldwide Energy & Manufacturing USA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98158R104

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO

Pentwater Capital Management LP

227 W Monroe, Suite 4000

Chicago, IL  60606

(312) 589-6405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98158R104		SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Capital Management LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 577,471 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 577,471 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,471

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person IA

(1)           The number of shares shown as beneficially owned includes 123,281 shares that are purchasable in certain circumstances under warrants held by the other reporting persons as described in Item 5 of this Schedule 13D.  The warrants, which are currently not exercisable, contain an exercise cap that limits the warrant holders from exercising the warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.99% of the issuer’s common stock.  See Item 5.

CUSIP No. 98158R104		SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Growth Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,921 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.41%

14.	Type of Reporting Person OO

(1)           The number of shares shown as beneficially owned includes 123,281 shares that are purchasable in certain circumstances under a warrant, as described in Item 5 of this Schedule 13D.  The warrant, which is currently not exercisable, contains an exercise cap that limits the warrant holder from exercising the warrant to the extent that doing so would result in the warrant holder (and its affiliates) beneficially owning in excess of 9.99% of the issuer’s common stock.  See Item 5.

CUSIP No. 98158R104		SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Equity Opportunities Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,270 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.06%

14.	Type of Reporting Person OO

(1)           The number of shares shown as beneficially owned includes 123,281 shares that are purchasable in certain circumstances under a warrant, as described in Item 5 of this Schedule 13D.  The warrant, which is currently not exercisable, contains an exercise cap that limits the warrant holder from exercising the warrant to the extent that doing so would result in the warrant holder (and its affiliates) beneficially owning in excess of 9.99% of the issuer’s common stock.  See Item 5.

CUSIP No. 98158R104		SCHEDULE 13D

1.	Name of Reporting Person: Oceana Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,342 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.76%

14.	Type of Reporting Person OO

(1)           The number of shares shown as beneficially owned includes 123,281 shares that are purchasable in certain circumstances under a warrant, as described in Item 5 of this Schedule 13D.  The warrant, which is currently not exercisable, contains an exercise cap that limits the warrant holder from exercising the warrant to the extent that doing so would result in the warrant holder (and its affiliates) beneficially owning in excess of 9.99% of the issuer’s common stock.  See Item 5.

CUSIP No. 98158R104		SCHEDULE 13D

1.	Name of Reporting Person: LMA SPC on behalf of MAP 98 Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) *%

14.	Type of Reporting Person OO

SCHEDULE 13D

Preamble

This Schedule 13D supersedes the Schedule 13G, as amended by Amendment No. 1 filed on February 11, 2011, filed by Pentwater Capital Management LP, Pentwater Growth Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., and Oceana Master Fund, Ltd. relating to shares of Common Stock of Worldwide Energy & Manufacturing USA Inc.  This Schedule 13D is being filed because those entities  may no longer qualify to file on Schedule 13G.  See Item 4 below.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Worldwide Energy & Manufacturing USA Inc. (the “Issuer”), a Colorado corporation with its principal offices located at 408 N. Canal Street, South San Francisco, CA  94080.

Item 2.	Identity and Background

(a), (f)     This statement is filed on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth”), Pentwater Equity Opportunities Master Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), and LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”).  Pentwater Capital, Pentwater Growth, Pentwater Equity, and Oceana are collectively referred to herein as the Reporting Persons.  Pentwater Growth, Pentwater Equity, Oceana and MAP are collectively referred to herein as the Funds.

(b)           The business address of the Reporting Persons is 227 West Monroe, Suite 4000, Chicago, IL 60606.

(c)           The principal business of the Reporting Persons is investing for accounts under their management.  Pentwater Capital is the investment manager for the Funds.  Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d), (e)    During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Exhibit 99.1 or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
All purchases were made from working capital of the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock because, in their opinion, the shares represented an attractive investment opportunity.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer.  This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties.  As a result, the Reporting Persons may take positions with respect to and seek influence the decision of the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In particular, in a telephone conversation on May 12, 2011, representatives of Pentwater Capital engaged in a discussion with the Issuer’s CEO concerning the operations, management, composition of the Issuer’s board of directors and management, and future plans of the Issuer.  The representatives of Pentwater Capital also asked the Issuer’s CEO to provide the Reporting Persons with a seat on the Issuer’s board of directors and noted that if the request was denied, the Reporting Persons were prepared to seek to have one or more representatives of the Reporting Persons elected at the next shareholder meeting.

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Under a Securities Purchase Agreement entered into on or about January 26, 2010, the Funds other than MAP (the “Initial Funds”) purchased 500,000 shares of Common Stock at a price of $4.50 per share.  Subsequently, the Initial Funds sold 49,227 of those shares.

Under the Securities Purchase Agreement, the Initial Funds also received warrants to purchase an additional 500,000 shares of Common Stock at a price of $5.65 per share.  Because the Issuer failed to file its Annual Report on Form 10-K for the year ended December 31, 2010 on a timely basis, the number of shares of Common Stock purchasable under the warrants has been increased from 500,000 shares to 1,225,550 shares, and the exercise price has been reduced from $5.65 per share to $2.25 per share.

Each warrant provides that the applicable Initial Fund shall not have the right to exercise any portion of the warrant to the extent that after giving effect to such issuance after exercise, such Fund (together with such Fund’s affiliates), would beneficially own in excess of the Beneficial Ownership Limitation.  The “Beneficial Ownership Limitation” is 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Initial Fund’s warrant.  The Initial Fund, upon not less than 61 days’ prior notice to the Issuer, may increase the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation cannot exceed 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the warrant.  Any such increase is not effective until the 61st day after such notice is delivered to the Issuer.  The number of shares of Common Stock shown as beneficially owned by each Reporting Person other than MAP on its cover page to this Schedule 13D includes the number of shares purchasable under the applicable warrant, subject to the Beneficial Ownership Limitation, and assumes that the Beneficial Ownership Limitation has been increased to 9.9%, even though the Reporting Persons have not given notice to increase the Beneficial Ownership Limitation and in any event such increase will not become effective within 60 days under its express terms.

Under an Escrow Agreement dated on or about January 26, 2010, the Initial Funds are entitled to up to an additional 500,000 shares upon the occurrence of certain events, including the failure of the Issuer to file its Annual Report on Form 10-K for the year ended December 31, 2010 on a timely basis.  The Reporting Persons believe that the Initial Funds are now entitled to receive an additional 450,773 shares of Common Stock from the escrow.  The Issuer has contested the Initial Funds’ right to those additional shares, and Pentwater Capital filed a lawsuit in the Supreme Court of the State of New York, County of New York on May 9, 2011 asking the court, among other things, to force the escrow agent to distribute those shares to Pentwater Capital and to order the Issuer to permit Pentwater Capital to vote those shares at any meeting of the shareholders of the Issuer if the shares have not been distributed to Pentwater Capital.  In light of this ongoing litigation, and notwithstanding the Reporting Persons’ belief that the Initial Funds are entitled to the additional 450,773 shares, the number of shares of Common Stock shown as beneficially owned by each Reporting Person (other than MAP) on its cover page to this Schedule 13D does not include such Reporting Person’s portion of the 450,773 shares that Pentwater Capital is seeking to force the escrow agent to release.

(a), (b) and (d)       Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 5,657,215 shares of Common stock issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 22, 2010.

(c)           On April 28, 2011, Pentwater Equity purchased an additional 1,175 shares in the open market at a cost of $1.50 per share.  On May 12, 2011, Pentwater Equity purchased an additional 742 shares in the open market at a cost of $1.50 per share.  On May 20, 2011, MAP purchased 1,500 shares in the open market at a cost of $1.50 per share. Other than these purchases, there were no other transactions by the Reporting Companies in the Common Stock that were effected during the past 60 days.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Directors and Executive Officers of Pentwater Growth Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd, and LMA SPC on behalf of MAP 9% Segregated Portfolio.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2011

PENTWATER CAPITAL MANAGEMENT LP
By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

PENTWATER GROWTH FUND LTD.
By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

OCEANA MASTER FUND LTD.
By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director